Exhibit 5.1

[Letterhead of Simpson Thacher & Bartlett LLP]

September 16, 2015

Allegion plc

Block D, Iveagh Court

Harcourt Road, Dublin 2

Ireland

Ladies and Gentlemen:

We have acted as United States counsel to Allegion plc, an Irish public limited company (the “Company”), and to Allegion US Holding Company Inc., a Delaware corporation (“Allegion US Holding”), Schlage Lock Company LLC, a Delaware limited liability company (“Schlage” and, together with Allegion US Holding, the “Delaware Guarantors”), and Von Duprin LLC, an Indiana limited liability company (“Von Duprin,” and together with Allegion US Holding and Schlage, the “Guarantors,” and the Guarantors together with the Company, the “Allegion Entities”), in connection with the Registration Statement on Form S-3 (File No. 333-206872) (the “Registration Statement”) filed by the Company and the Guarantors with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the issuance by the Company of $300,000,000 aggregate principal amount of its 5.875% Senior Notes due 2023 (the “Notes”), unconditionally guaranteed by the Guarantors (the “Guarantees”) pursuant to the Indenture, dated September 16, 2015 (the “Indenture”), among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”).

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We have examined the Registration Statement; the Indenture (including the terms of the Guarantees set forth therein); a duplicate of the global note representing the Notes; and the Underwriting Agreement dated September 11, 2015 (the “Underwriting Agreement”) among the Company, the Guarantors and the several underwriters named therein. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Allegion Entities.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

In rendering the opinions set forth below, we have assumed further that (1) each of the Company and Von Duprin is validly existing and in good standing under the law of the jurisdiction in which it is organized and has duly authorized, executed and delivered the Indenture, the Notes and its Guarantee, as applicable, in accordance with its organizational documents and the law of the jurisdiction in which it is organized, (2) the execution, issuance, delivery and performance by each of the Company and Von Duprin of the Indenture, the Notes

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and its Guarantee, as applicable, do not violate the law of the jurisdiction in which it is organized or any other applicable laws (except the law of the State of New York and the federal law of the United States), and (3) the execution, issuance, delivery and performance by each of the Company and Von Duprin of the Indenture, the Notes and its Guarantee, as applicable, do not constitute a breach or violation of, or require any consent to be obtained under, any agreement or instrument that is binding upon it or its organizational documents.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1. The Notes have been duly executed by the Company in accordance with the law of the State of New York and, assuming due authentication of the Notes by the Trustee, and upon payment and delivery in accordance with the Underwriting Agreement, the Notes will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

2. The Guarantees have been duly executed and issued by the Delaware Guarantors and duly executed by Von Duprin in accordance with the law of the State of New York and, assuming the due authentication of the Notes by the Trustee, and upon payment for and delivery of the Notes in accordance with the Underwriting Agreement, each Guarantee will constitute a valid and legally binding obligation of the applicable Guarantor, enforceable against such Guarantor in accordance with its terms.

Our opinions set forth above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), (iii) an implied covenant of good faith and fair dealing and (iv) to the effects of the possible judicial application of foreign laws or foreign governmental or judicial action affecting creditors’ rights. In addition, we express no opinion as to the validity, legally binding effect or enforceability of (i) Sections 114, 118 and 514 of the Indenture relating to the waiver of certain rights and defenses and (ii) Sections 110 and 1202 of the Indenture relating to severability of provisions of the Indenture.

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In connection with the provisions of the Indenture under which the Company and the Guarantors submit to the jurisdiction of any U.S. federal court in the Borough of Manhattan, The City of New York, we note the limitations on original jurisdiction of the U.S. federal courts under 28 U.S.C. §§ 1331 and 1332. In connection with the provisions of the Indenture and the Underwriting Agreement which relate to forum selection (including, without limitation, any waiver of any objection to venue or any objection that a court is an inconvenient forum), we note that under NYCPLR § 510 a New York State court may have discretion to transfer the place of trial and under 28 U.S.C. § 1404(a) a U.S. District Court has discretion to transfer an action from one U.S. federal court to another. We also note that the recognition and enforcement in New York State courts or U.S. federal courts sitting in the State of New York of a foreign judgment obtained against the Company and the Guarantors is subject to the Uniform Foreign Money Judgments Recognition Act (53 C.P.L.R. § 5301 et. seq.).

We do not express any opinion herein concerning any law other than the law of the State of New York, the federal law of the United States, the Delaware General Corporation Law and the Delaware Limited Liability Company Act.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report on Form 8-K of Allegion plc filed with the Commission in connection with the offer and sale of the Notes by the Company and to the use of our name under the caption “Legal Matters” in the related prospectus.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP